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                                                             OMB APPROVAL
                        UNITED STATES                OMB Number:    3235-0145
             SECURITIES AND EXCHANGE COMMISSION      Expires:  February 28, 2009
                   Washington, D.C. 20549            Estimated average burden
                                                     hours per
                                                     response............14.5
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            (Amendment No._________)*


                            China Agro Sciences Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   16937D 10 5
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                                 (CUSIP Number)

                 Craig V. Butler, Esq. The Lebrecht Group, APLC
                               9900 Research Drive
                                Irvine, CA 92618
                                 (949) 635-1240
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 1, 2006
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             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP  No. 16937D 10 5

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1.    Names of reporting  persons  I.R.S.  Identification  Nos. of above persons
      (entities only)

      Zhengquan Wang
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2.    Check the appropriate box if a member of a group (See Instructions)

      (a)   |_|
      (b)   |_|
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3.    SEC use only
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4.    Source of funds (See Instructions): OO
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5.    Check if disclosure  of legal  proceedings  is required  pursuant to items
      2(d) or 2(e):
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6.    Citizenship or place of organization: Peoples Republic of China
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Number of         7.     Sole Voting Power                 16,000,000
Shares Bene-      --------------------------------------------------------------
ficially          8.     Shared Voting Power               0
Owned             --------------------------------------------------------------
by Each           9.     Sole Dispositive Power            16,000,000
Reporting         --------------------------------------------------------------
Person With       10.    Shared Dispositive Power          0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 16,000,000
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12.   Check if the  Aggregate  amount in Row (11) Excludes  Certain  Shares (See
      Instructions)
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13.   Percent of Class Represented by Amount in Row (11): 80%
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14.   Type of Reporting Person (See Instructions): IN
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

ITEM 1. SECURITY AND ISSUER

      Common Stock

      China Agra Sciences Corp., 100 Wall Street, 15th Floor, New York, NY 10005

ITEM 2. IDENTITY AND BACKGROUND

      (a) Name: This statement is filed on behalf of Zhengquan Wang, an individual ("Mr. Wang" or "Reporting Person").

      (b) Residence or Business Address: The address of the Reporting Person is; 100 Wall Street, 15th Floor New York, NY 10005

      (c) Principal Occupation or Employment: President, China Agro Sciences Corp. 100 Wall Street, 15th Floor New York, NY 10005

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The 16,000,000 shares were received in exchange for 16,000,000 shares of DaLian Holding Corp. (formerly known as China Agro Sciences Corp.) ("DaLian") in connection with merger of DaLian and a subsidiary of the Issuer (the "Merger").

ITEM 4. PURPOSE OF TRANSACTION

      These shares were acquired in a transaction whereby a subsidiary of the Issuer merged with an entity controlled by Reporting Person. As a result of the merger transaction the Reporting Person acquired 80% of the Issuer's outstanding common stock. This transaction also resulted in change of the Issuer's executive officers, Board of Directors, and a change in the Issuer's business focus from a Business Development Company to a development stage company investing in the herbicide and pesticide industry in the People's Republic of China.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Person now owns 16,000,000 shares of common stock of China Agro Sciences Corp., which equates to 80% of China Agro's outstanding common stock.

      (b)   As to the 16,000,000 shares, Mr. Wang owns the following rights:
            Sole Voting Power: 16,00,000
            Shared Voting Power: 0
            Sole Dispositive Power: 16,000,000
            Shared Dispositive Power: 0

      (c)   None.

      (d)   None.

      (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS


      3.1 (1) Articles of Amendment to Articles of Incorporation Changing Name to China Agro Sciences Corp.

      3.2 (1) Articles of Merger Merging DaLian Acquisition Corp. into China Agro Sciences Corp.

      10.1  (1) Agreement and Plan of Merger dated March 15, 2006

      10.2  (1) Extension of Closing Date

      (1) Incorporated by reference from our Current Report on Form 8-K filed with the Commission on May 5, 2006.

Signature


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 12, 2006
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Date


/s/ Zhengquan Wang
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Signature


Zhengquan Wang, President
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Name/Title


Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).